Walgreens Boots Alliance, Inc.
108 Wilmot Road
Deerfield, Illinois 60015

March 20, 2018

VIA EDGAR

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn:    Mr. Rufus Decker
Ms. Suying Li

Re:            Walgreens Boots Alliance, Inc.
Form 10-K for Fiscal Year Ended August 31, 2017
Filed October 25, 2017
File No. 001-36759

Ladies and Gentlemen:

Walgreens Boots Alliance, Inc. (the "Company") acknowledges receipt of the letter dated March 5, 2018 with a comment on the above-referenced filing by the Staff of the Division of Corporate Finance of the Securities and Exchange Commission. Kimberly Scardino, the Company’s Senior Vice President, Global Controller and Chief Accounting Officer, spoke with Mr. Rufus Decker of the Staff on March 20, 2018, who kindly granted the Company's request for an extension to April 5, 2018 to respond to the Staff’s comment. Accordingly, the Company plans to respond to the Staff's comment letter on or before that date. The Company greatly appreciates the Staff's cooperation in this regard.

Sincerely,

/s/ George R. Fairweather

Executive Vice President and Global Chief Financial Officer